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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (AMENDMENT NO. 1)
                                 (Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) AND (c), AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Celestica Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Subordinate Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15101Q108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                                         Exhibit Index on page 6

CUSIP NO. 15101Q108                           13G                            PAGE 2 OF  PAGES 6

               1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                       Onex Corporation

               2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                                            (b) [_]

               3       SEC USE ONLY

               4       CITIZENSHIP OR PLACE OF ORGANIZATION

                            Ontario, Canada


      NUMBER OF        5  SOLE VOTING POWER
       SHARES
     BENEFICIALLY           None
       OWNED BY
        EACH           6  SHARED VOTING POWER
      REPORTING
       PERSON              45,861,189 Subordinate Voting Shares, including (i) 6,795,239
        WITH               Subordinate Voting Shares and (ii) 39,065,950 Subordinate
                           Voting Shares issuable upon conversion of Multiple Voting
                           Shares of the Issuer.  Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

                       7  SOLE DISPOSITIVE POWER

                           None

                       8  SHARED DISPOSITIVE POWER

                           45,861,189 Subordinate Voting Shares, including (i)6,795,239
                           Subordinate Voting Shares and (ii)39,065,950 Subordinate
                           Voting Shares issuable upon conversion of Multiple Voting
                           Shares of the Issuer.  Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

               9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           45,861,189 Subordinate Voting Shares, including (i) 6,795,239
                           Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting
                           Shares issuable upon conversion of Multiple Voting Shares of the
                           Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

              10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


              11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           4.1% of the Subordinate Voting Shares (22.5% of the Subordinate Voting
                           Shares, assuming conversion of all of the Multiple Voting Shares into
                           Subordinate Voting Shares). 86.2% of the combined voting power of the
                           Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting
                           Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

              12          TYPE OF REPORTING PERSON*

                           CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!




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      The Statement on Schedule 13G (the "Schedule 13G") relating to the
Subordinate Voting Shares (the "Subordinate Voting Shares"), of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the "Issuer"), previously filed by Onex Corporation ("Onex" or the "Reporting Person"), is hereby amended as set forth below.

      Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13G.

ITEM 4      OWNERSHIP:

   Information in this Schedule 13 G with respect to the Subordinate Voting Shares and Multiple Voting Shares of the Issuer has been adjusted to reflect the effect of the Issuer's December 1999 two-for-one stock split by way of a stock dividend.

   (a)    Amount Beneficially Owned:

          45,861,189 Subordinate Voting Shares, including (i) 6,795,239 Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

   (b)    Percent of Class:

          4.1% of the Subordinate Voting Shares (22.5% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 86.2% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

   (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:

                 0

          (ii)   Shared power to vote or to direct the vote:

                 45,861,189 Subordinate Voting Shares, including (i) 6,795,239 Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

          (iii)  Sole power to dispose or to direct the disposition of:

                 0

          (iv)   Shared Power to dispose or to direct the disposition of:

                 4.1% of the Subordinate Voting Shares (22.5% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 86.2% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

   As of the date hereof, Onex beneficially owns 45,861,189 Subordinate Voting Shares of the Issuer, including (i) 6,795,239 Subordinate Voting Shares and
   (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer; each Multiple Voting Share is currently convertible into one Subordinate Voting Share. On March 8, 2000, in a private placement, a subsidiary of Onex (the "Onex Subsidiary") issued approximately $366.6 million principal amount of exchangeable debentures due 2025. The exchangeable debentures are exchangeable and redeemable for an aggregate of 5,548,320 Subordinate Voting Shares, in certain





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   circumstances, during their 25-year term. On July 6, 2000, in a private placement, Onex Subsidiary issued approximately $112.5 million principal amount of exchangeable debentures due 2025. These exchangeable debentures are exchangeable and redeemable for an aggregate of 1,500,000 Subordinate Voting Shares, in certain circumstances, during their 25-year term. On September 11, 2000, in a private placement, Onex Subsidiary issued approximately $176.2 million principal amount of exchangeable debentures due 2025. These exchangeable debentures are exchangeable and redeemable for an aggregate of 1,500,000 Subordinate Voting Shares, in certain circumstances, during their 25-year term. On October 16, 2000, in a series of private placements, certain Onex Subsidiaries issued approximately $73.7 million principal amount of exchangeable debentures due 2025. These exchangeable debentures are exchangeable and redeemable for an aggregate of 666,000 Subordinate Voting Shares, in certain circumstances, during their 25-year term. In connection with the exercise by a holder of a debenture of its right to exchange the debentures for Subordinate Voting Shares, any redemption of the debentures at the option of the Onex Subsidiary or the repayment of the debentures at maturity or following an event of default, the Onex Subsidiary may, at its option, satisfy its obligations by payment of a cash amount specified in the debentures, by delivery of Subordinate Voting Shares at their then current market price or by any combination of cash and Subordinate Voting Shares. If the Onex Subsidiary does not have sufficient Subordinate Voting Shares, the requisite number of Multiple Voting Shares held by the Onex Subsidiary will immediately be converted into Subordinate Voting Shares, which shares will be delivered on the exchange. During 2000 Onex and its affiliates (the "Onex Entities") entered into the following forward sale agreements with Merrill Lynch Canada, Inc. ("Merrill") relating to Subordinate Voting Shares. Shares have been pledged as collateral for these forward sale agreements.

                                                  Number of
                                             Subordinated       Reference Price
   Series              Maturity Date        Voting Shares             Per Share
   ------              -------------        -------------       ---------------
   One                  May 31, 2001               84,259           Cdn $101.00

   Two               August 17, 2025              472,840           Cdn $101.00

   Three              April 30, 2001               29,569           Cdn $125.51

   Four            November  2, 2025            1,284,627           Cdn $117.78


   The reference price approximates the market value of a Subordinate
   Voting Share at the time the forward sale agreement was entered into. The reference price under the contracts increase over time. At any time before the maturity dates set forth above, Merrill may purchase the applicable Subordinate Voting Shares at the applicable reference price set forth above per Subordinate Voting Share (the "Forward Price"). On each maturity date the Onex Entities may deliver the applicable Subordinate Voting Shares or they each may elect to settle the trade with a cash payment (the "Cash Settlement"). If the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange (the "Future Trading Price") is greater than the Forward Price, the Onex Entities that elect the Cash Settlement agree to pay Merrill Lynch an amount in cash equal to the difference between the Future Trading Price and the Forward Price multiplied by the number of Subordinate Voting Shares as to which the Cash Settlement election is made (the "Equity Amount"). If the Future Trading Price is less than the Forward Price, Merrill has agreed to pay each Onex Entity that elects the Cash Settlement an amount in cash equal to the absolute value of the Equity Amount. Of the Multiple Voting Shares owned beneficially by Onex, 11,635,958 Multiple Voting Shares are held by wholly-owned subsidiaries of Onex, including 9,214,320, Subordinate Voting Shares (issuable upon conversion of Multiple Voting Shares) that may be delivered, at the Onex Subsidiary's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 described above. Of the Subordinate Voting Shares beneficially owned by Onex, 1,871,295 Subordinate Voting Shares may be delivered to Merrill on or before the maturity dates set forth above at the Onex Entities option, 3,871,547 are held by Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of the Issuer pursuant to the Issuer's employee share purchase and option plans, 444,700 Subordinate Voting Shares are held by a wholly-owned subsidiary of Onex as general partner of a limited partnership and 736,790 Subordinate Voting Shares are directly or indirectly held by certain officers and employees of Onex and members of their respective families, which, in each case, Onex has the right to vote.





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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2001

                                             ONEX CORPORATION

                                             By:    /s/ Donald W. Lewtas
                                                    ----------------------------
                                                    Name:  Donald W. Lewtas
                                                    Title: Authorized Signatory








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                                Index to Exhibits


                                                         PAGE NO. IN SEQUENTIAL
                       EXHIBIT                              NUMBERING SYSTEM
--------------------------------------------------------------------------------
    1.  Power of Attorney incorporated by reference
        to the Amendment to Form 4 relating to Dura
        Automotive Systems, Inc., filed with the
        Securities and Exchange Commission by Onex
        on September 10, 1996.















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